

May 25, 2010

By U.S. Mail and Facsimile to: (863) 419-7798

James J. Antal
Senior Vice President and Chief Financial Officer
CenterState Banks, Inc.
42745 U.S. Highway 27
Davenport, FL 33837

> **Re: CenterState Banks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-32017**

Dear Mr. Antal:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Quality and Allowance for Loan losses

Relationship between impaired loans and troubled debt restructure ("TDRs"), page 53

1.   Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR's):

- TDRs quantified by loan type classified separately as accrual/non-accrual;

- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Controls and Procedures, page 65

2.   You state that the company's controls and procedures "were adequate" as of December 31, 2009. Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers regarding the "effectiveness" of your disclosure controls and procedures. Please tell us whether or not your disclosure controls and procedures were effective as of December 31, 2009. Please also confirm that you will revise your future filings accordingly.

3.   You state that the company made no significant changes in its internal controls or in other factors that could significantly affect these controls "subsequent to the date of the evaluation of those controls" by the Chief Executive and Chief Financial officers. Item 308(c) of Regulation S-K requires you to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please tell us if there were any significant changes during your fourth fiscal quarter. Please also confirm that you will revise your future filings accordingly.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 76

4.   Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Form 10-Q for the Quarterly Period Ended March 31, 2010

General

5.   The signature page and certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to your quarterly report on Form 10-Q refer to CenterState Banks of Florida, Inc. rather than CenterState Banks, Inc. Please amend your filing to refer to the exact name of the company as specified in its charter.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and

James J. Antal
CenterState Banks, Inc.
May 25, 2010
Page 4

related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

                                        Sincerely,

                                        Kathryn McHale
                                        Attorney Advisor